437 Madison Avenue

New York, New York 10022-7001

(212) 940-3000

Fax: (212) 940-3111

Jennifer C. Kurtis

Direct Dial: (212) 940-3779

Direct Fax: (866) 262-5177

E-Mail: jkurtis@nixonpeabody.com

October 1, 2009

BY EDGAR AND HAND DELIVERY

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addus HomeCare Corporation

Amendment Nos. 2 and 3 to Registration Statement on Form S-1

File No. 333-160634

Dear Mr. Reynolds:

This letter is submitted on behalf of Addus HomeCare Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to Amendment Nos. 3 and 4 to the Company’s registration statement on Form S-1 (File No. 333-160634) (the “Registration Statement”), as set forth in your letter to Mark S. Heaney dated September 28, 2009. We are filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) in response to such comments. We have included with this letter two copies of such filing, one of which has been marked to show changes from the Registration Statement as filed on September 21, 2009 (except with respect to the front cover and Part II of the Registration Statement, which are marked to show changes from the Registration Statement as filed on September 23, 2009).

For reference purposes, the text of each comment contained in your letter dated September 28, 2009 has been reproduced herein, followed by the Company’s response. All references to page numbers in the text of this letter refer to pages in Amendment No. 4, as marked to show changes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Outstanding Accounts Receivable, page 67

1.	We have reviewed your response to our prior comment eight, noting that your Home and Community segment had an increase in accounts receivable aging of $2.5 million due to the conversion process. Considering (i) the substantial increase in each aging bucket, (ii) your accounts receivable increased approximately $14.6 Million from December 31, 2008 to June 30, 2009, and (iii) your allowance for doubtful accounts (as a percentage of gross accounts receivable) remained consistent with prior periods, tell us how you allocated your historical collection rates to each of the aging buckets in order to determine your allowance for doubtful accounts. Further, if certain payors are excluded from your historical collection analysis, please tell us the factors that affect the allowance for doubtful accounts related to those certain payors.

RESPONSE: The Company’s accounts receivable before reserves increased $14.6 million from December 31, 2008 to June 30, 2009. This increase was attributable to (i) payment delays from the State of Illinois of $9.8 million, with the Company’s largest payor, the Illinois Department on Aging (IDOA), accounting for $7.9 million, (ii) billing delays associated with the Company’s conversion to the McKesson system of $2.5 million and (iii) a net increase related to other payors of $2.3 million, primarily related to Medicare, private duty and commercial payors.

The following table summarizes the components of the increase by aging category before reserves from December 31, 2008, to June 30, 2009:

	(in thousands)
	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Illinois payor increase	$3,562	$3,948	$2,329	$(11)	$9,828
McKesson billing delays	404	1,147	982	—	2,533
Other, net	840	390	414	622	2,266

	$4,806	$5,485	$3,725	$611	$14,627

As disclosed on page 68 of the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company segregates its accounts receivable into eight aging categories, and applies historical collection rates for each aging category to each separate aging category in determining its allowance for doubtful accounts. The reserve percentages typically increase as the age of the receivables increases.

Accounts receivable for the IDOA are analyzed separately given the variability of such receivable balances throughout the year based on the State’s payment cycle. Historically, the Company’s write-offs related to the IDOA have been less than  1/2% per year, and therefore, the Company has considered the potential reserves related to such receivables separately based upon overall write-offs of such receivables. IDOA is the only significant payor that has been excluded from the Company’s reserve calculation based upon aging categories. To date, there has been no indication that the Company’s receivables from the State of Illinois are not valid; rather, the increase in such receivables simply relates to funding issues at the State, and the Company fully expects to collect such balances.

Based on the Company’s reserve calculation, its overall accounts receivable reserves have increased by approximately $750,000 from December 31, 2008 to June 30, 2009. This increase reflects that the Company’s overall aging has deteriorated. In reviewing reserves as a percentage of accounts receivable, the Company believes it is helpful to look at the allowance as a percentage of accounts receivable, excluding accounts receivable from the State of Illinois. If such receivables from the State of Illinois and the related reserves are excluded, the allowance as a percentage of receivables is 8.9% at June 30, 2009 as compared to 8.2% at December 31, 2008.

Certain Relationships and Related Party Transactions, page 116

2.	We note that Mr. Wright will resign as Chairman following completion of this offering. Please quantify the benefits to be received as a result of the separation and general release agreement.

RESPONSE: Pursuant to the Separation and General Release Agreement between Addus HealthCare, Inc. (“Addus HealthCare”) and W. Andrew Wright, III, Addus HealthCare will continue to provide Mr. Wright with health and dental coverage under its group medical insurance and dental plans until Mr. Wright becomes eligible for enrollment in Medicare, and Addus HealthCare will also pay Mr. Wright’s individual executive life insurance and basic life insurance premiums through September 19, 2011. The aggregate cost of these health, dental and life insurance benefits is approximately $58,000. Disclosure of this amount has been added on page 121.

* * * * *

Thank you for your assistance regarding this matter. Please contact Lloyd H. Spencer at (202) 585-8303 or the undersigned at (212) 940-3779 with any further comments or questions you may have.

Sincerely,

/S/ JENNIFER C. KURTIS

Jennifer C. Kurtis

cc:	Mr. Bill Kearns
Mr. Raj Rajan
Edwin S. Kim, Esq.
Pamela Howell, Esq.
Mr. Mark S. Heaney
Mr. Francis J. Leonard
Mr. Mark L. First
Mr. Simon A. Bachleda
Colin J. Diamond, Esq.
Dominick P. DeChiara, Esq.
Lloyd H. Spencer, Esq.